December 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Edwin Kim, Staff Attorney or Jan Woo, Legal Branch Chief

Re: MSP Recovery, Inc.

Registration Statement on Form S-1

Submitted January 20, 2023

File No. 333-269346

Ladies and Gentlemen:

We are submitting this letter on behalf of MSP Recovery, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated February 10, 2023 relating to the Company’s Registration Statement on Form S-1 (File No. 333-269346) submitted on January 20, 2023 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently herewith.

Yorkville Facility, page 1

1.
Please revise your prospectus summary to highlight to share ownership limitations of your equity lines agreement, the Yorkville Purchase Agreement. In particular, we note that you are restricted from issuing more than 19.99% of your shares outstanding without a stockholder vote and YA II, the equity lines investor, is limited to 4.99% beneficial ownership.

In response to the Staff's comment, the Company has revised this disclosure on the cover page and pages 44 and 65 of the Registration Statement, noting that under the new Standby Equity Purchase Agreement (the “Yorkville Purchase Agreement”), YA II is now limited to 9.99% beneficial ownership.

2.
We note that Yorkville will be able to purchase your common stock and at discount to the market price, 98% of the VWAP of the common stock during the applicable purchase date. Please provide more detail of how this purchase price will be calculated, including the measurement period used for the Volume-Weighted Average Price and any adjustments.

In response to the Staff's comment, the Company has revised this disclosure on the cover page, and pages 64 and 65 of the Registration Statement, noting that under the Yorkville Purchase Agreement,

Yorkville may purchase common stock at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). In addition, to the extent that there is a balance remaining outstanding under the Convertible Notes, Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of (A) (i) with respect to the initial Convertible Note issued on November 14, 2023, $8.0225, and (ii) with respect to the Convertible Notes to be issued at the closing of each subsequent Pre-Paid Advance, a price per share equal to 120% of the daily volume weighted average price of the common stock on Nasdaq on the last trading day prior to the issuance of such Convertible Note, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $1.2860.

Prospectus Summary

Risk Factor Summary, page 7

3.
Please expand your Risk Factor Summary to include the material Risks Related to the Yorkville Purchase Agreement starting on page 48, particularly for those that relate to the dilutive effect shares issued under the equity lines agreement and the subsequent sale of such shares into public markets may depress the market value of your common stock.

In response to the Staff's comment, the Company has revised this disclosure on pages 44 through 46 of the Registration Statement.

Executive Compensation, page 100

4.
Please revise your Executive Compensation section to update for period through December 31, 2022. This should include all compensation tables and narrative disclosures. See Item 402 of Regulation S-K.

In response to the Staff's comment, the Company has revised this disclosure on page 78 of the Registration Statement.

Beneficial Ownership of Securities, page 107

5.
Please disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and Virage Recovery Master LP, and their respective affiliates. You appear to have material relationships with both of these entities given the large beneficial ownership of each of these investors pursuant to underlying agreements.

In response to the Staff's comment, the Company has revised this disclosure on page 84 of the Registration Statement.

General

6.
In the prospectus cover page and where appropriate, please clarify that only 325 million of the possible 650 million shares that are issuable under Yorkville Purchase Agreement are being registered. Clarify the additional steps that are necessary to issue and sell these shares publicly.

In response to the Staff's comment, the Company has revised this disclosure on the cover page of the Registration Statement and where otherwise appropriate, to clarify that only 50 million of the possible shares issued to Yorkville under the Yorkville Purchase Agreement are being registered and described the additional steps necessary to issue and sell these shares publicly on page 45 of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact Stephen Canner of Baker & McKenzie LLP at (212) 626-4884 or Jeremy Moore of Baker & McKenzie LLP at (713) 427-5000.

Sincerely,

/s/ Alexandra Plasencia _

Name: Alexandra Plasencia

Title: General Counsel